Shefsky & Froelich Ltd.
                       111 E. Wacker Dr., Ste. 2800
                            Chicago, IL 60601
                            Ph: (312) 840-4313
                           Fax: (312) 275-7639




                                                              KEVIN M. LIPPERT
                                                         Direct:  312-840-4313
                                                      Facsimile:  312-275-7639
                                               E-mail: klippert@shefskylaw.com

                                                IN REFERENCE TO:  028635-00001

                               February 25, 2009

Via Facsimile and EDGAR
-----------------------------
Ms. Mellissa Campbell Duru
Attorney Advisor
Office of Mergers and Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C.  20549
Re:  Biggest Little Investments, L.P.
     Schedule TO-T
     Filed by Ben Farahi
     File No. 005-56511
     Filed on January 30, 2009

Dear Ms. Campbell Duru:

     We are writing on behalf of our client, Ben Farahi (also referred to herein as "Mr. Farahi" or "Ben"), in response to comments contained in your correspondence dated February 9, 2009. The headings and paragraph numbers below correspond to the headings and page numbers referenced in your letter. In addition, for your convenience we have reproduced your comments in this letter and included our responses directly below each comment.
Schedule TO-T

General
-------
     1. Rule 13e-3 is applicable to any transaction or "series of transactions" of the type specified in Rule 13e-3(a)(3)(i) and that are "reasonably likely" to cause a class of securities registered under Section 12(g) of the Exchange Act to become eligible for termination of registration under Rule 12g-4 or causing the reporting obligations with respect to such class to become eligible for termination under Rule 12h-3 or Section 15(d). We believe that this tender offer may be viewed as part of a series of transactions that are reasonably likely to cause the limited partnership units to become eligible for termination of registration or periodic reporting. We note in particular the following facts:

     - The history of periodic purchases of these units by Mr. Farahi and his affiliates, including several prior tender offers, the most recent having terminated as of February 2008;

     - The numerous private purchases of these units conducted over the years, inclusive of purchases made on July 1,2008 and between September 2008 through December 2008;

     - The initiation of the dissolution of Western Real Estate Investments, LLC by Mr. Ben Farahi which caused the distribution to Mr. Ben Farahi of one- third of the limited partnership interests held by Western;

     - The statements by Mr. Farahi in these tender offer materials concerning his intent to purchase additional units;

     - The number of units already owned or controlled by Mr. Farahi and the fact that he is seeking to purchase an additional 13.8% of outstanding partnership units, for a total of approximately 47.8% of outstanding units if this offer is fully subscribed;

     - The fact that in September 2005, the partnership's limited partnership agreement was amended to provide the general partner (Mr. Farahi) with a right of first refusal to purchase units from selling limited partners who propose to sell their units to any purchaser who is not already a limited partner, thereby potentially resulting in additional purchases of units by Mr. Farahi; and,

     - Our prior staff letters that have indicated on repeated occasions that the current series of transactions appear to be indicative of Mr. Farahi's intent to take the company private and requesting that the appropriate disclosure document on Schedule 13E-3 be filed.

     Please file a Schedule 13E-3.

     Response: Mr. Farahi does not believe a Schedule 13E-3 is required and respectfully requests that the Commission consider the reasons for this conclusion as set forth in this response. Application of Rule 13e-3 depends on, among other things, whether the transaction involved is "a Rule 13e-3 transaction," which the Commission defines as any one or any series of certain specified transactions that has either a reasonable likelihood or purpose of producing, directly or indirectly, any of the effects specified in paragraph
(a)(3)(ii) of that rule. Biggest Little Investments, L.P. ("Biggest Little") is an entity whose units of limited partnership interest (the "Units") are registered pursuant to Sec. 12(g) of the Securities Exchange Act of 1934, so the effect specified in paragraph (a)(3)(ii) relevant to Mr. Farahi's tender offer would be caused when the Units become held of record by either (i) less than 300 persons or (ii) less than 500 persons, where the total assets of the issuer have not exceeded $10 million on the last day of each of Biggest Little's three most recent fiscal years. Mr. Farahi acknowledges that the "reasonable likelihood" test and the "purpose" test are not mutually exclusive and that in certain cases both tests may be met; however, he notes the Commission's statement that "the tests are designed to operate independently" and "as alternative standards," and accordingly will address each test separately.

     There is not a "reasonable likelihood" that an (a)(3)(ii) effect will result from the current tender offer or any series of transactions contemplated by Mr. Farahi.

     Mr. Farahi believes the "reasonable likelihood" test is an objective test and that objectively the current tender offer and any other foreseeable series of transactions cannot be considered reasonably likely to result in the Units being held by less than 300 record holders. 300 record holders is the applicable (a)(3)(ii) threshold pursuant to Rule 12g-4 because the total amount of Biggest Little's assets has exceeded $10 million for the last three fiscal years and is expected to continue to do so for the foreseeable future (further details regarding total assets follow below). In response to commentators' expressions of concern over the potential for subjectivity in application of Rule 13e-3, the Commission stressed the objectivity of the "reasonable likelihood" test. The Commission stated that "objectivity is provided by the effects selected for identifying a 'going private transaction,'" and noted further that the "specific standards provide certainty" and generally should not turn upon "subjective evaluations of the purposes and intentions of persons proposing to enter into a transaction." (emphasis added) Rather, the "reasonable likelihood" test "focuses on the circumstances of the issuer." Consistent with these statements, Mr. Farahi notes the following facts and circumstances surrounding Biggest Little relevant to making an objective determination that no foreseeable series of transactions is reasonably likely to cause the Units to be held by less than 300 record holders:

     1. Biggest Little currently has approximately 1,100 limited partners of record and approximately 180,937 Units outstanding. Subtracting out the approximate number of Units currently owned by Mr. Farahi (61,586) and those collectively owned by his two brothers (61,268) from the total outstanding, each of the remaining 1,097 limited partners owns approximately 53 Units on average.

     2. The total assets of Biggest Little have exceeded $10 million on the last day of the three most recent fiscal years for which a Form 10-KSB has been filed ($21.8 million, $21.1 million and $20.1 million, in 2007, 2006 and 2005, respectively), and Mr. Farahi, as managing member of the general partner of Biggest Little, does not believe that Biggest Little's total assets dropped below $10 million as of the last day of fiscal year 2008 or that it is reasonably likely that they will drop below that level on the last day of any fiscal year for the foreseeable future.

     3. Mr. Farahi's previous tender offers have never been fully subscribed. For example, Mr. Farahi offered to purchase up to 25,000 Units and 65,000 Units in his last two tender offers initiated in December 2007 and June 2006, respectively. Despite the size of the offers, only 147 limited partners tendered a total of 8,268 Units in response to the December 2007 offer, and only 193 limited partners tendered 8,821 Units in response to the June 2006 offer.

     4. An average of only 19% of the Units offered for purchase were actually tendered in each of the aforementioned two previous tender offers, an average of only 3.8 limited partners tendered per 1,000 Units Mr. Farahi offered to purchase, and each tendering limited partner represented on average approximately 50 Units tendered. If the two previous tender offers are indicative of the likely response to the current tender offer, only approximately 4,747 Units will be tendered by 94 limited partners. Assuming that the tendering limited partners liquidate all of their Unit holdings, then the number of limited partners will still be 1,006 after the offer. If one of the main goals of tender offer and going private regulation is to protect them from undue pressure to sell, the relatively low rate of tendering in past offers indicates that the limited partners do not feel this pressure. In fact, Mr. Farahi represents to us that limited partners have actually approached him seeking liquidity.

     5. Even in the extremely unlikely event that the current tender offer is fully subscribed for 25,000 Units, at the average rate of 50 Units per tendering limited partner, the number of tendering limited partners will be approximately 500, and there still will be approximately 600 limited partners remaining.

     6. Mr. Farahi intends only to assure himself majority ownership of Biggest Little and has no intent or plan to acquire additional Units once he completes a transaction that results in his ownership of over 50% of the outstanding Units. In other words, once Mr. Farahi completes an acquisition that results in his crossing of the 50% ownership threshold, even if he only owns 50.1%, he has no plan or intent to acquire additional Units. Mr. Farahi intends to revise his existing tender offer materials and amend his Schedule 13D to clarify his intent (see discussion of "purpose" test below for more details regarding proposed amendments) and allay any concerns the Commission staff or others might have that Mr. Farahi intends to continue to acquire Units after he owns over 50% or that he otherwise intends to consummate a transaction that will result in Biggest Little becoming a privately held company.

     7. If Mr. Farahi's tender offer is fully subscribed, as a result of which Mr. Farahi would own approximately 86,586 Units, then Mr. Farahi would need to buy another 4,064 Units to reach a 50.1% level of ownership. These additional 4,064 Units would represent approximately 77 limited partners, assuming (i) the sellers liquidate their respective holdings of Units, (ii) each seller owns the average number of Units outstanding per limited partner (53) and (iii) Mr. Farahi does not purchase any of these 5,692 Units from his brothers. Such purchases would leave approximately 523 limited partners of record, still well above the 300 holder threshold.

     Mr. Farahi believes based on the above facts and circumstances that it is not reasonably likely that the current tender offer and the additional acquisitions required for him to achieve his goal of owning a majority of the Units will have a going-private effect, even if viewed together as a series of transactions, because these transactions are not objectively reasonably likely to result in less than 300 record holders of Units, and Biggest Little is not reasonably likely to have less than $10 million in total assets at the end of any fiscal year for the foreseeable future. The Commission has stated its belief that the special position occupied by an issuer affiliate like Mr. Farahi will enable him as such to make the necessary determination under the "reasonable likelihood" test both "without substantial difficulty" and "before the transaction," presumably highlighting the idea that an affiliate cannot be expected to predict or otherwise account for unplanned or unforeseeable future events at the time the affiliate enters into a transaction or contemplates entering into a series of planned or intended transactions. Mr. Farahi believes that the "reasonable likelihood" test, as an objective test, should not be interpreted to require him to engage in speculation about unplanned transactions that might occur, particularly transactions that are not within his control, such as those that might be entered into by other limited partners; however, to the extent the Commission staff disagrees, Mr. Farahi notes the following additional facts and circumstances surrounding the market for Units and the pattern of past transactions by other limited partners:

     8. The Units are not listed on an exchange, and there is no active public market for trading them. Mr. Farahi represents to us that no more than 11 secondary market trades of Units have occurred in any one of the three most recent calendar years and that on average only 8.3 secondary market trades have occurred per year during that span. Assuming that every trade results in the liquidation of the selling limited partner and reflects a sale to an existing limited partner (such that the total number of limited partners is reduced by one), it is not reasonably likely that transactions by limited partners other than Mr. Farahi will result in a loss of more than 11 limited partners in any given year. Thus, even assuming Mr. Farahi eventually acquires ownership of 50.1% of the outstanding Units, at the estimated rate of losing 11 limited partners per year, it would take approximately 20 years before such trades would result in the number of limited partners dropping below 300.

     Mr. Farahi believes that the aforementioned unplanned, unrelated and unpredictable sales by other limited partners, estimated to span approximately 20 years assuming the recent pace of trading activity continues, if they occur at all, cannot possibly be meant to be included in the "series of transactions" contemplated in Rule 13e-3, particularly considering that Mr. Farahi has no control over whether those sales will occur or not occur. Even taking these transactions into account, Mr. Farahi is not engaging in a series of transactions that is reasonably likely to result in less than 300 Unit holders of record.

     Mr. Farahi's purpose is not to produce an (a)(3)(ii) effect with respect to Biggest Little. Rather, his purpose is only to assure himself of majority ownership of Biggest Little while it remains a publicly held partnership.

     Mr. Farahi does not have a purpose to produce an (a)(3)(ii) effect. The Commission notes in its final rule release that the "purpose test" focuses on the reasons for the transaction, which in Mr. Farahi's case is to acquire just enough Units to assure himself majority ownership of Biggest Little. Consistent with our conversations with you, the Commission points out in its final rule release that an affiliate such as Mr. Farahi "is obviously in a position to know whether a reason for the transaction is to produce a specified effect," seemingly indicating that the Commission will not attempt to read the mind of an affiliate engaging in a transaction.

     In an effort to disclose his intent that Biggest Little remain a public reporting entity as well as the limits of his desire to acquire Units, Mr. Farahi has disclosed in his tender offer documents and Schedule 13D that he will cease making offers for Units if the number of limited partners of Biggest Little is ever reduced to 500 limited partners. As discussed above in the context of the "reasonably likely" test, we estimate that 523 limited partners will remain if Mr. Farahi acquires exactly 50.1% ownership of the Units. It is possible, however, that Mr. Farahi may acquire somewhat more than 50.1%, for example, if the last seller will only sell if that seller can liquidate his or her entire position and, in turn, this condition of the seller causes Mr. Farahi as the buyer to acquire more Units than necessary just to reach 50.1%. It is also possible that each selling limited partner may own less than the average number of Units per partner, thereby causing Mr. Farahi to retire a larger number of limited partners to obtain majority ownership of Biggest Little than has been estimated. Thus, it is possible, although seemingly not likely, that Mr. Farahi may have to acquire Units such that the number of limited partners would drop below 500, depending on which limited partners are willing to sell to him in the future and how many Units each of them owns. Because Mr. Farahi believes it is not reasonably likely that the total assets of Biggest Little will drop below $10 million, the relevant (a)(3)(ii) effect would only be caused by the number of limited partners dropping below 300; therefore, whether the number drops below 500 or not is not relevant to a determination of whether he intends to take Biggest Little private. Mr. Farahi's purpose and intent is only to acquire just over 50% of the outstanding Units, which, as discussed above, is reasonably likely to be accomplished while Biggest Little still maintains over 500 limited partners and will be accomplished, in any case, while there are well over 300
limited partners.   To further clarify and elaborate on his purpose, Mr.
Farahi proposes to amend and restate Section 8 of Exhibit (a)(1) to the Schedule TO-T as follows:

     SECTION 8. FUTURE PLANS. My intended goal is to provide the limited partners of your partnership with a cost-effective liquidity alternative to the more expensive secondary market and to acquire just over 50% of the outstanding units of your partnership. I am seeking to acquire units primarily for investment purposes and with a view to making a profit. I also control the partnership currently as the manager of its general partner. As long as I have the financial wherewithal to undertake acquisitions of limited partnership units, I anticipate continuing to make offers on a periodic basis until I have acquired ownership of over 50% of the then outstanding limited partnership units. I do not have any intent to engage in tender offers or make additional acquisitions upon achieving ownership of over 50% of the outstanding units. I have no intent, plan or purpose to cause the units to be deregistered under the Exchange Act, to suspend the partnership's reporting obligations under the Exchange Act, or otherwise to take the partnership private.

     Mr. Farahi proposes to make changes to the following paragraph at the bottom of p. 4 of Exhibit (a)(1) to the Schedule TO-T:

     POSSIBLE FUTURE OFFER AT A HIGHER PRICE

          It is possible that I may conduct a future offer at a higher price. I anticipate continuing to make offers on a periodic basis, to the extent I have the financial wherewithal to undertake such offers, until I have acquired ownership of over 50% of the then outstanding limited partnership units. I do not have any intent to engage in tender offers or make additional acquisitions upon achieving ownership of over 50% of the outstanding units. I have no intent or plan to cause the units to be deregistered under the Exchange Act, to suspend the partnership's reporting obligations under the Exchange Act, or otherwise to take the partnership private.

     Mr. Farahi proposes to make changes to the last bulleted paragraph under the list of risk factors that begins on the cover page of Exhibit (a)(1) to the Schedule TO-T as follows:

     -It is possible that I may conduct a future offer at a higher price. I anticipate continuing to make offers on a periodic basis, to the extent I have the financial wherewithal to undertake such offers, until I have acquired ownership of over 50% of the then outstanding limited partnership units. I do not have any intent to engage in tender offers or make additional acquisitions upon achieving ownership of over 50% of the outstanding units. In the course of acquiring just over 50% of the units of your partnership, I will be providing limited partners with a cost-effective liquidity alternative to the more expensive secondary market.

     Mr. Farahi proposes to make changes to the first paragraph of Item 4 of his Schedule 13D as follows:

     Item 4.  Purpose of Transaction.

          Mr. Farahi has purchased his Units primarily for investment purposes with a view to making a profit. Mr. Farahi intends to purchase additional Units through tender offers, privately negotiated purchases or by any other permissible means until he acquires 50% or more of the Units of the Partnership. In so doing, he will also be providing limited partners of the Partnership with a cost-effective liquidity alternative to the more expensive secondary market. Mr. Farahi does not have any intent to engage in tender offers or to make additional acquisitions following the accomplishment of his goal to own over 50% of the outstanding Units.


     Item 3. Identity and Background of Filing Person

     2. We note that both Mr. Ben Farahi and Maxum LLC have filed beneficial ownership reports pursuant to Regulation 13D-G with respect to the ownership interest in the partnership. In light of their joint Schedule 13D filings, it would appear that Maxum LLC should be identified as filing person in the tender offer. Please refer to Item 3 of Schedule TO, Instruction C thereto and Item 1003(a) of Regulation M-A. Please revise to include the information called for by that provision with respect to each filing person. Alternatively, please provide us with your analysis of why you do not believe Maxum LLC is a bidder in the tender offer. Please refer to Section II.D.2. of the November 14,2000 Current Issues Outline available at http://www.sec.gov/divisions/corpfin/guidance/cil11400ex_tor.htm.

     Response: Mr. Farahi believes that Maxum LLC ("Maxum") is not a bidder in the tender offer because Maxum is not offering to purchase any Units. Moreover, it does not currently own any Units and has no plan to acquire any Units. Mr. Farahi owns one-third of the membership interests in Maxum and is the manager of Maxum. As the manager, he controls Maxum, but the only consideration for the Units tendered pursuant to Mr. Farahi's offer will come from sources other than any assets of Maxum, namely Mr. Farahi's personal assets, and Maxum will not own any Units as a result of the tender offer, beneficially or otherwise. It appears that because Maxum does not beneficially own any Units, Maxum may not need to file as a reporting person on Schedule 13D. To the extent this is the case, Mr. Farahi will remove Maxum as a reporting person from future Sec. 13 filings.

     Item 10. Financial Statements

     3. You state that "assets that are not readily marketable [do not] mak[e] up a significant portion" of Mr. Farahi's net worth. Instruction 4 to
     Item 10 of Schedule TO, however, requires that you identify the nature and approximate amount of Mr. Farahi's net worth that consists of illiquid assets. Please revise your disclosure accordingly.

     Response: Mr. Farahi has represented to us that his net worth is over $10 million, and of that $10 million, he has represented to us that he has liquid assets in the form of cash and marketable securities in an amount over twice the total amount of consideration that would be paid if the offer is fully subscribed. Instruction 4 reads in relevant part "[I]f the offeror's net worth is derived from material amounts of assets that are not readily marketable . . . , disclose the nature and approximate amount of the individual's net worth that consists of illiquid assets . . . ."  Mr. Farahi believes that because the amount of his liquid assets represents over twice the amount of cash needed to fund the acquisition of Units tendered, the portion of his net worth that is derived from assets that are not readily marketable is not material and, therefore, Instruction 4 to Item 10 does not require disclosure of the nature and approximate amount of illiquid assets.

     Offer to Purchase

     Section 8. Future Plans, page 14

     4. We direct your attention to the requirements of Item 1006(c) of Regulation M-A, which requires the bidder to describe any plans or proposals relating to a variety of extraordinary corporate matters. If material, please disclose whether the dispute between the Farahi brothers that emerged following Mr. Ben Farahi's attempt to initiate the dissolution of Western, impacts the manner in which the Farahi brothers will exercise their respective control through their voting interests over the future plans of the company. For example, if Bob and John Farahi do not intend to take action as a voting block with Ben Farahi, please disclose this fact and the potential consequences to any future plans Mr. Ben Farahi has for the company.

     Response: Ben Farahi represents that he is not acting as a group with either of his brothers, Bob and John Farahi, with respect to any Units beneficially owned by any of them. This is consistent with Ben's disclosures in his tender offer documents and Sec. 13 filings. Please see, for example, Amendment to Schedule 13D filed on August 29, 2006 by Ben Farahi in which he discloses under Item 5 that he is not acting in concert or otherwise as part of a group with either of his brothers and that he disclaims beneficial ownership of securities owned by them. Also, Ben Farahi reiterates this disclosure on the bottom of p. 3 and top of p. 4 of Exhibit (a)(1) to the Schedule TO-T under "INCREASE IN CONTROL OF YOUR PARTNERSHIP BY ME" and adds that the dissolution of Western has now occurred under Nevada law, to which all three members of Western, John, Bob and Ben Farahi, consented. He notes further that the remaining 4,596 Units left in Western were distributed effective October 1, 2008. Because Ben Farahi is not acting in concert or otherwise as part of a group with his brothers Bob and John, he cannot disclose how Bob and John intend to take action with respect to voting because he does not know their intentions; however, he will clarify his disclosure under "INCREASE IN CONTROL OF YOUR PARTNERSHIP BY ME" by amending and restating it as follows:

     I currently beneficially own approximately 34.0% of the outstanding units. On September 23, 2008, Articles of Dissolution were filed with the Secretary of State of the State of Nevada with respect to Western Real Estate Investments, LLC, a Nevada limited liability company and an affiliate of the General Partner ("Western"), and such dissolution was effective as of September 30, 2008. All three members of Western, John Farahi, Bob Farahi and I, consented to the dissolution and all signed the dissolution documents. As a result of the dissolution, Western's remaining 4,596 Units were distributed equally to me, John Farahi and Bob Farahi based on each member's one-third ownership of Western. Each member received 1,532 Units from the distribution, which was made effective on October 1, 2008. I am no longer acting in concert with, or considered for securities law purposes to be part of a "group" with, either of my brothers, John Farahi and Bob Farahi, with respect to my ownership of units. The more units I acquire, the more I will be able to influence limited partner voting decisions of your partnership. As the owner of a substantial portion of the outstanding units, I may be able to influence decisions such as the removal of the general partner, amendments of the partnership agreement, the sale of substantially all of your partnership's assets and the liquidation of your partnership. If I eventually achieve my goal of acquiring over 50% of the Units, I will control a majority of the voting power of the limited partners. Similarly, each of John and Bob Farahi owns a substantial portion of the outstanding units and, if either or both of them acquire additional units or they agree to act together, either or both of them could similarly influence such decisions of your partnership.

     Consistent with the Amendment to Ben Farahi's 13D filed on January 27, 2009, he has no plan or proposal which would result in the occurrence of any of the extraordinary corporate matters listed in Item 1006(c) of Regulation M-A; therefore, it is not clear at this time what potential consequences the actions of either or both of John or Bob Farahi might have on his future plans, except as otherwise already disclosed in Ben Farahi's tender offer documents, for example, under "YOUR PARTNERSHIP'S CURRENT INVESTMENTS" in
Section 9 of Exhibit (a)(1) to the Schedule TO-T.

     Mr. Farahi acknowledges by his signature below that:

     - he is responsible for the adequacy and accuracy of the disclosure in the filings;

     - Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     - he may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact us if you have any questions regarding the foregoing. Also, please advise whether the Commission staff has any additional comments to the Schedule TO-T. Kind regards.


                                          Very truly yours,

                                          SHEFSKY & FROELICH LTD.

                                          /s/ Kevin M. Lippert

                                          Kevin M. Lippert


ACKNOWLEDGED this 25th day of February, 2009.


/s/ Ben Farahi
--------------
    Ben Farahi